United States securities and exchange commission logo





                              October 4, 2021

       Crystal Landsem
       Chief Financial Officer
       Lulu's Fashion Lounge Holdings, Inc.
       195 Humboldt Avenue
       Chico, CA 95928

                                                        Re: Lulu's Fashion
Lounge Holdings, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted September
20, 2021
                                                            CIK No. 377-02706

       Dear Ms. Landsem:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Dilution, page 70

   1. Please tell us why you have not included the carrying value of your Series B Preferred
                                                        Stock in your
calculation of historical net tangible book deficit. In addition, provide us with your calculation
of pro forma net tangible book deficit of $80.0 million.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Factors Affecting Our Performance
       Customer Acquisition, page 76

   2. We note you define customer acquisition cost, or CAC, "as our brand and performance marketing expenses,
including agency costs and marketing team costs, attributable to
 Crystal Landsem
Lulu's Fashion Lounge Holdings, Inc.
October 4, 2021
Page 2
         acquiring new customers ..." Your definition makes explicit reference to costs included, please explain whether there are brand and performance marketing expenses that are excluded. We note based on information previously disclosed and provided to the Staff in the past that you excluded search engine optimization costs and email marketing costs. To the extent any brand and performance marketing expenses are excluded please revise your disclosure to provide a clear definition about what costs are excluded. To the extent excluded costs are material, please explain why you believe it is appropriate to exclude such costs.
Notes to Condensed Consolidated Financial Statements
9. Equity-Based Compensation, page F-56

3. We note stock options are subject to accelerated vesting conditions upon the occurrence of certain future events, including an IPO. Please tell us whether there are other grants, awards, units, etc. that will accelerate upon closing of the IPO. If material, please revise the capitalization section to quantify the associated expense that will be recognized upon completion of the IPO.
       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameCrystal Landsem                              Sincerely,
Comapany NameLulu's Fashion Lounge Holdings, Inc.
                                                               Division of
Corporation Finance
October 4, 2021 Page 2                                         Office of Trade
& Services
FirstName LastName